# Helping biotech founders advance human health

🟦 **PITCH VIDEO**  ⬜ **INVESTOR PANEL**



**LEAD INVESTOR** ⌃

Joe Rizzo

There are very few opportunities to invest in a group of people who are really trying to make the world a better place, so when the opportunity does arise you have to seize it. I believe in what Brazen Bio is about to do and am thrilled to be part of it. Shawn and Brent have a clean vision for the path of Brazen Bio. Their path illuminates the future of many startups that will change the world of medicine and the lives countless people. Join us in being part of this exciting company and make the world a better place.

brazen.bio  Los Angeles CA   🐦 📷

Technology   Diagnostics   Therapeutic Development   Incubators   Biotech

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**OVERVIEW**   UPDATES 9   WHAT PEOPLE SAY 109   ASK A QUESTION 10

## Highlights

1. Building an ecosystem to address unmet medical needs; actively recruiting underrepresented founders

2. Team involved in over a dozen FDA filings and supported by a growing world-class advisory team

3. Programs will include Brazen Media, Brazen Events, Brazen Tools, and the Brazen Incubator.

4. First program: Brazen Incubator, state-of-the-art facilities @ BioLabs LA at the Lundquist Institute

5. First cohort of Brazen Fellows projected in 2021

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## Our Team



**Shawn Carbonell MD PhD**   Cofounder & CEO

Quit neurosurgery residency to found a biotech startup. Invented and developed a first-in-class cancer drug currently in phase 1 clinical trial.

It took Dr. Carbonell 26 months and thousands in legal fees to spin out his first biotech startup from a university. It almost killed the company. Lowering the frictions for rising entrepreneurs to develop their technologies will massively benefit human health.



**Brent Witgen PhD** Cofounder & COO

Direct involvement in over a dozen drug and device regulatory filings across multiple areas of human disease. Built high-performing teams in the US, EU, and Asia.

## We're Brazen Bio

### OUR FIRST PROGRAM IS THE *BRAZEN INCUBATOR*


BIOTECH
STARTUP
INCUBATOR

We enable biotech entrepreneurs to address unmet healthcare needs. We have aspirations of becoming the Google of biotech startups—a central hub and resource for founders and aspiring founders. Our first program is the Brazen Fellowship, a turn-key biotech startup incubator based in Los Angeles, California.

Our thesis is there is massive unlocked value in scientists bringing their own research to patients through startups.

### THE COFOUNDERS


SHAWN CARBONELL, MD, PHD
COFOUNDER & CEO
Founder, OncoSynergy, Inc.
Cofounder, Cure Glioblastoma 501c3
BRENT WITGEN, PHD
COFOUNDER & COO
Site Head, FMI (Roche)
Senior Director, Novo Nordisk
BRAZEN.BIO
ADVISORY
BE BRAZEN

Cofounders Dr. Shawn Carbonell and Dr. Brent Witgen have been friends for over 20 years. In 2009, Dr. Carbonell quit neurosurgery residency to found the clinical stage biotech startup OncoSynergy, Inc, a UCSF spinout. In 2019, he handed the reigns to his team to cofound the Los Angeles-based brain cancer 501c3 nonprofit, Cure Glioblastoma.

After completing his PhD and postdoc abroad, Dr. Witgen quickly rose through the ranks of industry operations. At Novo Nordisk, he led teams in Beijing, China and subsequently Copenhagen, Denmark. Most recently, he was Site Head and Director of Laboratory Operations at FMI (Roche), San Diego. Experience in multiple therapeutic areas including devices and diagnostics.

## THE TEAM


SENIOR FELLOWS [SELECTED]
LISA HAILE, JD, PHD
BRAZEN ADVISORY BOARD
PARTNER
DLA PIPER LLP
DENA
MARRINUCCI, PHD
DIAGNOSTICS
JOHN
NAGLE
QUALITY MANAGEMENT
TARYN
SOUTHERN
CREATIVE TECHNOLOGIST
AISLIN
O'CONNOR
FINANCE
ANH
HO, MD
HEALTHTECH
JOHN BOOCKVAR, MD
BRAZEN ADVISORY BOARD
NEUROSURGEON
LENOX HILL HOSPITAL
ADI
WAKANKAR, PHD
MANUFACTURING
LISA
BOYETTE, MD, PHD
PHYSICIAN-SCIENTIST
MIKE
NELSON, JD, PHD
CORPORATE LAW
WILL
PIH, PHARM D
COMMERCIALIZATION
TREVOR
WILKINS
GROWTH
JONATHAN
LIFSHITZ, PHD
NEUROSCIENCE
TREVOR
THOMPSON
BUSINESS DEVELOPMENT
TINA
HAMBUCH, PHD
CLINICAL LAB
INGRID
BØGH, DVM, PHD
PHARM/TOX
ADVISORY
BE BRAZEN

The founding Brazen Bio Advisory Board is represented by legendary life sciences intellectual property attorney, Lisa Haile, JD, PhD, and neurosurgery leader and innovator, John Boockvar, MD. Dr. Haile is Partner at DLA Piper, San Diego and Board Member/General Counsel of Biocom CA. She has the unique distinction of having done patent work for EIGHT Nobel laureates! Dr. Boockvar is Vice-Chairman of Neurosurgery at Lenox Hill Hospital (NYC) and Main Character of the award-nominated docuseries "Lenox Hill" on Netflix.

Brazen Bio is rapidly building a diverse, worldwide network of Senior Fellows with broad expertise in biopharma, innovation, and beyond.

## THE PROBLEM


LABORATORY ACCESS IS A
BOTTLENECK FOR
BIOTECH
FOUNDERS
ADVISORY

Brazen Bio is solving the problem Dr. Carbonell had over a decade ago when founding OncoSynergy. Launching a biotech startup is exponentially more difficult than a typical tech startup where you can build an MVP (minimal viable product) with just a laptop and free wifi. Biotech founders need laboratory access, specialized equipment, and other resources. Universities are the default option, however, incentives are not always aligned; they own the IP and tend to

move slowly.

## THE SOLUTION



Brazen Bio solves this problem by becoming the missing link between ideas and inventions. Through the Brazen Incubator, we provide the basic infrastructure to founders including 24/7 laboratory access, resources, housing, and much more.

Founders who graduate through our program will be designated as "**Brazen Fellows**".

## THE FACILITIES



Brazen Fellows are provided state-of-the-art laboratory access at **BioLabs LA**. This purpose-built facility opened in 2019 and is the anchor to what will become a multi-billion dollar biotech hub adjacent to Harbor-UCLA Hospital. Brazen Fellows will enjoy free access to over $1.5M in new laboratory equipment and technologies and to core resources in the Lundquist/UCLA network.

## THE BRAZEN INCUBATOR



• IP CREATION
• PATENT FILING
• STARTUP LAUNCH

Brazen Fellows are competitively selected from a rigorous application process. They are treated to an innovative curriculum including online resources and dinners/fireside chats with experts and entrepreneurs. The major emphasis of the program is creation of intellectual property in the laboratory. Brazen Bio then helps Brazen Fellows with provisional patent applications, incorporation, and fundraising when and where appropriate.

## THE NETWORK



1 BRAZEN FELLOWS
2 INFRASTRUCTURE
3 SERVICES
4 SENIOR FELLOWS
PRODUCT
REGULATORY
LEGAL
LABORATORY
CORP
BRAND & MARKET
BRAZEN FELLOWS
FUNDING
HOUSING
FINANCE & BUSINESS
OPS
TECHNOLOGY
MANUFACTURING
BRAZEN BIO
ADVISORY
BE BRAZEN

Brazen Bio is independent of any academic, industry, or venture capital organization. We are "founder friendly first"—completely aligned with the success of Brazen Fellows. Our unique ecosystem revolves around reducing the frictions of being a biotech founder and providing access to support including administrative and laboratory assistance. Brazen Fellows can count on continued support beyond the completion of the program.

## THE BRAZEN ECOSYSTEM



BRAZEN BIO
ADVISORY
BE BRAZEN
1
Brazen Bio Launch
2
The Brazen Incubator
3
Brazen Media
4
Brazen Events
5
Brazen Tools

Brazen Bio launched May 2021. This year we will focus on building out the Brazen Incubator and Brazen Media. Brazen Events is projected to launch in 2023 followed by Brazen Tools in 2024. Brazen Events will be planning what we hope will become the premier national conference for bioentrepreneurship.

To be clear, this investment is in Brazen Bio Inc. NOT an investment in companies resulting from the Brazen Incubator or our contemplated future fund(s).

## THE FUTURE



The Brazen Incubator is just the beginning. Ultimately, we intend to establish a vertically-integrated accelerator—The Brazen Institute—in order to provide full-service support to biotech founders. This will include the critical milestones of phase 1-scale manufacturing and early clinical trials.

## ARE YOU BRAZEN?



Our vision is to help founders launch HUNDREDS of new biotech companies and technologies to benefit humanity and create massive value. JOIN US!

## TESTIMONIALS

### WHY I SUPPORT BRAZEN BIO

*I've known both Shawn Carbonell and Brent Witgen for over 20 years. Dr. Carbonell began his science career as an*

*I've known both Shawn Carbonell and Brent Witgen for over 20 years. Dr. Carbonell began his science career as an undergraduate in 1995 in my laboratory at the University of Washington where he published three innovative first author papers. We joined forces again in 2011 when I began serving on the Scientific Advisory Board at his now clinical stage biotech startup, OncoSynergy, Inc. In 1999, Dr. Witgen established my new lab and research projects at the University of Pennsylvania before continuing a portion of the work in Denmark for his PhD and postdoctoral fellowship. Over time, it has been gratifying to see the evolution of their career trajectories, scientific expertise, and friendship culminating in the cofounding of Brazen Bio. They have assembled a truly world class team, particularly Founding Advisory Board member John Boockvar, MD, whom I also know well. As a cofounder of a now public life science company myself, I look forward to the future medical advances brought forward by Brazen Bio alumni.*



**M. SEAN GRADY, MD**

Professor of Neurosurgery, Medical Director Neuroscience Service Line,
Former Chairman (1999-2020), Department of Neurosurgery, University of Pennsylvania

President, The Society of Neurological Surgeons



# WHY I SUPPORT BRAZEN BIO

*Having been a biotech founder and personally experiencing the friction with spinning-out intellectual property and securing infrastructure for laboratory execution, Brazen Bio is exactly what is needed to accelerate innovation to address unmet human health needs. With access to state-of-the-art laboratory resources and leading industry experts across the life sciences field, founders are well positioned to launch a successful venture through this incubator. Shawn Carbonell and Brent Witgen have years of direct experience in the startup space and building high performing biopharma teams. They are growing a global network to help biotech founders realize their aspirations through Brazen Bio.*



**DENA MARINNUCCI, PHD**

Cofounder and COO, Truvian
Board Member, Connect - San Diego
Senior Advisor, Adjuvant Capital
Cofounder, Epic Sciences



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